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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69819

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** AND ENDING **12/31/19**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **280 Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Market Street, Suite 3800

(No. and Street)

San Francisco	**CA**	**94105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Heather Hall   628-231-2493

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP

(Name – *if individual, state last, first, middle name*)

101 2nd Street, Suite 900	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☑ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Heather Hall** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **280 Securities LLC** _____ , as of **December 31** _____ , 20 **19** ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____   _____
                                                                                Signature

                                                                              CFO
                                                                              _____
                                                                                Title

_____
        Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ACKNOWLEDGMENT

State of California
County of _____ SAN FRANCISCO _____)

On ___ February 20, 2020 ___ before me, ___ Brian Sei Benavides NOTARY PUBLIC ___

(insert name and title of the officer)

personally appeared ___ Heather Lyn Hall ___,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

```
BRIAN SEI BENAVIDES
Notary Public - California
San Francisco County
Commission # 2312625
My Comm. Expires Nov 16, 2023
```

Signature _____ (Seal)

280 Securities LLC

Financial Statement

Year Ended December 31, 2019

Contents



Report of Independent Registered Public Accounting Firm

To the Members
280 Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of 280 Securities LLC (the Company), as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, this financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Topic No. 842.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

San Francisco, California
February 19, 2020

We have served as the Company's auditor since 2017.

280 Securities LLC
Statement of Financial Condition
December 31, 2019

_____

ASSETS

Cash	$	146,305
Deposit – clearing firm		250,350
Securities owned, at fair value		11,799,893
Syndicate receivable		14,538
Secured demand note receivable		5,000,000
Furniture and equipment, net		56,648
ROU asset		179,289
Other assets		219,922
Total Assets	$	17,666,945

LIABILITIES & MEMBERS' EQUITY

Payable to clearing firm	$	9,667,102
Securities sold short, at fair value, not yet purchased		405,581
Accounts payable and accrued expenses		406,899
Due to parent		64,088
Lease liability		199,367
Secured demand and subordinated notes payable		6,000,000
Total Liabilities		16,743,037
Members' equity		923,908
Total Liabilities and Members' Equity	$	17,666,945

The accompanying notes are an integral part of these financial statements.

280 Securities LLC
Notes to the Financial Statement

_____

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

280 Securities LLC ("280" or the "Company"), a majority-owned subsidiary of 280 CapMarkets LLC ("Parent"), was established on June 27, 2016, as a Delaware Limited Liability Company and is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). 280 Technologies LLC is affiliated with 280 as they have the same Parent company. 280 is engaged primarily in trading fixed income securities on a principal basis for institutional investors. The primary office of 280 is located in San Francisco with additional locations in Seattle, New York City, Santa Monica and Chicago.

As a limited liability company with a finite life, 280 may be dissolved upon the occurrence of a dissolution event (e.g., death, incapacity or bankruptcy) of a sole remaining manager unless a majority in interest of the members consent within ninety days of the dissolution event to the continuation of the business of 280.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The financial statements of 280 have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash - 280 maintains deposits with major U.S. financial institutions in an amount that is in excess of federally insured limits; however, 280 does not believe it is exposed to any significant credit risk. There are no withdrawal restrictions on cash.

Securities owned - Securities owned are valued at estimated fair value as determined by third party pricing services and/or management's evaluation of trade data such as inter-dealer trades, secondary trades and new issues. Management reviews and approves the quote or price determined by the pricing service, including the source of the information and the inputs and assumptions used. The resulting differences between cost and fair value are included in Trading income, net in the accompanying Statement of Operations. The Company intends to hold fixed income securities for a short period of time, typically less than 30 days.

Furniture and equipment - Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. For furniture and computer equipment, the estimated useful lives are five and three years, respectively. Depreciation expense totaled $41,365 for 2019.

Income taxes - 280 and its Parent are both organized as multi-member limited liability companies for federal and state tax purposes. As such, each entity's tax attributes are passed through to its members. Accordingly, no provision or benefit for federal or state income taxes has been made in 280's financial statements. 280 is, however, subject to California and Delaware limited liability company taxes, California and New York gross receipts taxes, San Francisco gross receipts and payroll tax expense, and Washington business and occupation tax. Such taxes are classified as general and administrative in 280's Statement of Operations.

280 applies the Financial Accounting Standards Board Accounting Standards Codification topic relating to accounting for uncertain tax positions. The income taxes topic prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in the topic as a tax position that is more likely than not to sustained upon examination by the applicable taxing authority including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likelihood of being realized upon ultimate settlement.

For the December 31, 2019, financial statements, 280's management has determined that there are no material uncertain tax positions based on the criteria established under the income taxes topic, whereby the effect of the uncertainty would be recorded if the outcome was considered probable and was reasonably estimable.

Customer concentration - Through December 31, 2019, there were not any customers with whom 280 was concentrated.

Fair value measurement - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, 280 uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that 280 can access.

Level 2 – Valuation based on inputs, other than quoted prices included in Level 1 that are observable either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, 280's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by 280 in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy in which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Subsequent events - Management considered events occurring after the date of the statement of financial condition for possible adjustments to the financial statements or disclosures of material events through the date of issuance, noting none.

Recent accounting pronouncements -

Adoption of New Accounting Standards

Leases
In February 2016, the FASB issued ASU No. 2016-02, *Leases* (Topic 842) ("ASC 842"), replacing the previous leasing standard Accounting Standards Codification 840, *Leases* ("ASC 840"), which requires an entity that is a lessee to recognize the assets and liabilities arising from leases with terms longer than 12 months on the statement of financial position. Leases are to be classified as either operating or finance, with classification affecting the pattern of expense recognition in the statement of activities.

The Company adopted this new lease standard on January 1, 2019, using a modified retrospective transition, with the cumulative-effect adjustment to the opening balance of accumulated deficit as of the effective date (the "effective date method"). Under the effective date method, financial results reported in periods prior to 2019 are unchanged. The Company elected the package of practical expedients permitted under the transition guidance, which among other things, allowed the Company to carryforward the historical lease classification. In addition, the Company made an accounting policy election to not record leases with an initial term of 12 months or less on the statement of financial position. The Company will continue to recognize those lease payments for short-term leases in the statement of operations on a straight-line basis over the lease term.

The adoption of the new lease standard resulted in the recognition of operating lease assets and operating lease liabilities of approximately $350,000, respectively, and no cumulative effect adjustment to members' equity as of January 1, 2019.

Future Adoption of New Accounting Standards

Fair Value Measurement – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement

In August 2018, the FASB updated the accounting standards related to disclosures for fair value measurements. The update eliminates the following disclosures: 1) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, 2) the policy of timing of transfers between levels of the fair value hierarchy, and 3) the valuation processes for Level 3 fair value measurements. The new disclosures include changes in unrealized gains and losses for the period included in Other-Comprehensive Income for recurring Level 3 fair value measurements of instruments held at the end of the reporting period and the range and weighted average used to develop significant unobservable inputs and how the weighted average was calculated. The new disclosures are required on a prospective basis; all other provisions should be applied retrospectively. The update is effective for interim and annual periods beginning after December 15, 2019. Early adoption is permitted for the entire standard or only the provisions that eliminate or modify disclosure requirements. The Company is currently evaluating the impact of the standard on its disclosures. The update does not have an impact on the Company's results of operations or financial condition.

NOTE 3 – REVENUE RECOGNITION

The Company follows Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five stope model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, and (c) determine the transaction price, (d) allocate the transaction price to the performance obligation, in determining the transaction price, an entity may include variable consideration only to extent that is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue from contracts with customers includes commission income primarily from trading fixed income securities on a principal basis for institutional investors. The recognition and measurement of revenue is based on the assessment of individual contract items. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction process where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

Commission revenue is recognized at a point in time upon delivery of contracted services based on a predefined contractual amount on a trade date for trade execution services based on providing market prices and internal and regulatory guidelines. Commission revenue consists of the sale of fixed income securities to institutional buyers. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer.

In the past, adverse or uncertain economic and market conditions have adversely affected, and may in the future adversely affect, the profitability of businesses such as those of the Company in many ways, including the following:

- Interest rates have been historically low for the past several years. Increasing or high interest rates, volatility in interest rates and/or widening credit spreads, especially if such changes are rapid, may create a less favorable environment for fixed income securities markets.

- Inflation rates have also been historically low during recent years. Significant increases or fluctuation in the rate of inflation may cause changes and disruption in the securities markets.

- Volatility in general economic conditions and/or the securities markets could affect the volume of transactions that the Company executes for its customers and its customers' need for the Company's services, which could result in fluctuation in the revenues the Company receives from its brokerage and services businesses.

NOTE 4 – SECURITIES OWNED AND SOLD SHORT

At December 31, 2019, securities owned and sold short totaled $11,799,893 and $405,581, respectively, and consisted primarily of fixed income securities reported at fair value with changes in unrealized holding gains and losses included in Trading income, net in the Statement of Operations. Other securities owned consist of money market instruments.

The Company's securities are held by a clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

280 has an agreement with Pershing LLC, its clearing broker-dealer, for the purpose of funding an aggregate net debit balance equal to 280's current regulatory net capital divided by the regulatory haircut that would be applied to the investments being financed. For repurchase eligible debit balances, interest is computed at the repurchase cost plus 90 basis points. For non-repurchase eligible debit balances, interest is computed at the Pershing cost of funds rate plus 90 basis points. 280 incurred $854,119 of interest expense related to this liability during 2019.

NOTE 5 – FAIR VALUE MEASUREMENT

Securities owned are carried at fair value based upon quoted market prices. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

The following table summarizes 280's fair value hierarchy:

	December 31, 2019			
	Level 1	Level 2	Level 3	Total
Securities owned:				
U.S. municipal debt	$ 2,351,590	$ 6,610,915	$ -	$ 8,962,505
U.S. government debt	1,041,780	-	-	1,041,780
Money market instruments	1,359,115	-	-	1,359,115
Certificates of deposit	50,144	-	-	51,144
Corporate debt	386,349	-	-	386,349
	$ 5,188,978	$ 6,610,915	$ -	$ 11,799,893
Securities sold short, not yet purchased:				
U.S. government debt	$ 405,581	$ -	$ -	$ 405,581
	$ 405,581	$ -	$ -	$ 405,581

The U.S. municipal debt securities are issues distributed throughout the United States and range from securities which are not rated to those rated AAA.

NOTE 6 - DEPOSIT WITH CLEARING AGENT

In the normal course of business, 280 will execute, as agent, transactions on behalf of customers through its clearing broker. If the agency transactions do not settle because of a failure to perform by the customer, 280 may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of 280.

280 does not anticipate nonperformance by customers in the above situation. 280's policy is to monitor its market exposure and customer risk. In addition, 280 has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

280 clears its transactions through another broker-dealer on a fully disclosed basis. 280's clearing organization requires 280 to maintain a cash deposit of $250,000 with the organization, which the Company has recorded as a brokerage account deposit on its Statement of Financial Condition.

NOTE 7 - RELATED PARTY TRANSACTIONS

Expense allocations - On a monthly basis, the Parent charges 280 and 280 Technologies LLC ("Technologies") for certain expenses such as rent, utilities, insurance and office supplies for its use of facilities. These charges, recorded as capital contributions to 280 from the Parent for the period January 1 through October 31, 2019, and subsequently recorded as Due to Parent, are determined based on the estimated utilization of the Parent's resources. Also on a monthly basis, 280 charges the Parent and Technologies for compensation and benefits for its use of personnel. These charges, recorded as capital withdrawals from 280 by the Parent for the period January 1 through October 31, 2019, and subsequently recorded as Due from Parent, are determined based on the estimated utilization of 280 personnel's time. Management believes that, in general, specific identification of certain expenses is not practicable, and the methods used to allocate the expenses to 280 are reasonable.

Subordinated borrowings – In 2017, 280 entered into a secured demand note agreement with one of its members and a subordinated note agreement with a member of its Parent. Borrowings under the secured demand note and subordinated note agreements of $5,000,000 and $1,000,000, respectively, are due in June 2021 and January 2021, respectively, and both pay interest semi-annually at a rate of 2.00%. For regulatory purposes, the firm also maintains excess collateral of $800,000 to account for possible market fluctuations in the underlying collateral. This amount shall also be due to the lender upon maturity of the notes. The borrowings are included in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for 280's continued compliance with minimum net capital requirements, they will not be prepaid. Total interest paid to related parties on subordinated borrowings was $136,000 for the year ended December 31, 2019.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

280 is currently obligated under the following short-term operating lease agreements for office space:

1. In October 2018, 280 entered into a lease agreement with Regus Management Group, LLC for office space in Santa Monica, CA. The term of the agreement was from October 1st, 2018 through September 30th, 2019. In October 2019, 280 renewed the lease for another term. 280 made a $9,790 security deposit in October 2018 and is obligated to make payments of $5,989 per month for the term of the agreement. Future minimum lease payments are $53,901.In March 2019, 280 entered into a lease agreement with Regus Management Group, LLC for office space in Chicago, IL. The term of the agreement is from March 11th, 2019 through March 31st, 2020. 280 made a $6,934 security deposit in March 2019 and is obligated to make payments of $3,467 per month for the term of the agreement. Future minimum lease payments are $10,401.

2. 280 is currently obligated under one long-term operating lease for its office located in New York, New York. This lease expires on December 15th, 2020. Rental expense included in occupancy costs was $191,578 for the year ended December 31, 2019. Future minimum lease payments are $195,673. The weighted average remaining lease term and discount rate are one year and 5.50%, respectively.

In January 2020, 280 entered into a lease agreement with The Swig Co for office space in San Francisco, CA. The term of the agreement is from April 1st, 2020 through May 31st, 2025. 280 made a $200,000 security deposit in January 2020 and is obligated to make payments ranging from $34,243.75 to $39,697.89 per month over the term of the lease. Future minimum lease payments are $2,261,052.

The leases for 280's principal office in San Francisco and its office in Seattle are held at its parent, 280 CapMarkets LLC. As discussed under Note 6, the Parent allocates occupancy related costs to 280 on a monthly basis. Total directly incurred and allocated lease costs in 2019 were $593,128. Total future minimum lease payments for all leases held at December 31, 2019, were $259,975. There are no equipment leases held by the Company.

In October 2016, 280 entered into a two-year agreement with automatic successive renewal terms of two years with Bloomberg Finance LP for the nonexclusive and nontransferable right to use service information, data, software and equipment. The agreement contains a termination clause that obligates 280 to pay a termination charge in an amount equal to 50% of the charges for the balance of the term should 280 terminate the agreement prior to October 2020. At this time, management views the possibility of early termination as remote and cannot reasonably estimate the potential termination cost.

NOTE 9 - REGULATORY REQUIREMENTS

Under the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, 280 is required to maintain a minimum net capital, equivalent to the greater of $100,000 or 1/15th of aggregate indebtedness, as those terms are defined by the rules of the Securities Exchange Commission (the SEC). Net capital, as defined in the regulation, at December 31, 2019, was $5,986,623, which exceeded minimum net capital requirements by $5,886,623. The ratio of aggregate indebtedness to net capital was approximately .0820 to 1.

In management's opinion, 280 meets the exemptive provisions of the SEC's customer protection Rule 240 15c3-3 for the year ended December 31, 2019, because it does not hold customer funds

NOTE 10 - MEMBER EQUITY

The member ownership interest is based on capital contributions made to 280 by the Parent, its majority member, and its managing members who have an immaterial interest. As such, any income, gains, or losses shall be allocated 100% to the Parent. In addition, distributions to the Parent are based on the availability of net cash flows.